Exhibit 1

English Translation

Share Purchase Agreement
Made and entered into in Tel Aviv on May 11, 2008

Between

DBSI Investments Ltd., Company ref. no. 51-308213-1 Of 85, Medinat Hayehudim Street, Herzliya (“the Purchaser” or “DBSI”)

On the first part;

And

Koonras Technologies Ltd., Company ref. no. 51-085039-9 Of 21, Ha’Arba Street, Tel Aviv (“the Seller” or “Koonras”)

On the second part;

Whereas:	The Seller is the owner of 2,560,360 shares of Cimatron Ltd. (“the Company”) or (“Cimatron”);

And whereas:	Subject to compliance with the suspensive conditions set forth in this Agreement, the Purchaser is interested in purchasing from the Seller, and the Seller is interested in selling to the Purchaser 1,700,000 shares of Cimatron out of the shares it owns that are registered in its name (“the Shares Being Sold”);

Accordingly, it is agreed and declared between the parties, as follows:

1.	General

1.1.	The preamble to this Agreement forms an integral part thereof.

1.2	The division of the provisions of this Agreement into sections and sub-sections and section headings is for the convenience and place-finding only and shall not be used in the interpretation of the Agreement.

2.	The Transaction and Date of Completion

2.1.	Subject to fulfillment of the suspensive conditions set forth in Clause 6 below, on the date of completion of the transaction, the Purchaser will purchase from the Seller the Shares Being Sold, clean and free from any debt, lien or third-party right, and will pay the Seller the consideration in an amount of $ 4,760,000 (four million seven hundred and sixty thousand U.S. dollars) (“the Consideration”).

The Consideration will be paid to the Seller, on the date of completion of the transaction, by means of a bank transfer to the Seller’s bank account, the details of which will be delivered to the Purchaser no later than 3 business days before the date of completion of the transaction.

The Seller will furnish the Purchaser prior to the date of completion of the transaction with a confirmation of exemption from the obligation of deducting tax at source. If the aforesaid confirmation is not furnished to the Purchaser, then the Purchaser will deduct at source the amount of the deduction required by law from the payment due to the Seller, and will transfer this amount to the tax authority.

2.2	Date of Completion of the Transaction

The purchase of the Shares Being Sold and payment of the Consideration (hereinafter: “Completion of the Transaction”) will take place in the offices of Confino, Lichtenstein & Co, (Advocates), 1, Azrieli Centre, Tel Aviv, Floor 38, Round Tower, at 10:00 a.m., 3 businesses days after fulfillment of the suspensive conditions set forth in Clause 6 below, or at any other time on which the parties agree to in writing (hereinafter: “Date of Completion of the Agreement ” or “Date of Completion”).

2.3	Documents of Completion of the Transaction

On the date of Completion of the Transaction, the documents set forth below will be signed and/or transferred by the parties, with no document being considered as signed and/or transferred unless all the abovementioned documents are signed and/or transferred:

2.3.1	A copy of a confirmation from the Purchaser’s bank regarding the transfer of the Consideration, to the Seller’s bank account.

2.3.2	A share transfer deed, by virtue of which the Seller is selling and transferring to the Purchaser the Shares Being Sold.

2.3.3	A copy of the minutes of the confirmation of the general meeting of the Company approving the assignment of the rights and obligations of the Seller in connection with the management agreement of the Company to the Purchaser, as set forth in Clause 5.1 below, and a deed of assignment of the rights and obligations, as aforesaid, signed by both parties.

2.3.4	Every regulatory confirmation and/or notice required in connection with the execution of the transaction, if any.

3.	Declarations and Presentations of the Seller

The Seller hereby declares, presents and undertakes to the Purchaser, as follows:

3.1	Ownership of the Shares Being Sold

The Seller is the owner of 2,560,360 shares of the Company, of which 2,554,999 shares are registered in the name of the Seller.

3.2	Third Party Rights

The Shares Being Sold are clean and free of any lien, seizure order or any other third party right, and they will be transferred to the Purchaser when they are clean and free as aforesaid.

3.3	Absence of anything preventing execution of the transaction

There is no bar or impediment, pursuant to any law or agreement (subject to receiving regulatory confirmations as stated in Clause 2.3.5 above, as far as the aforesaid confirmations are required), to the Seller entering into this Agreement and/or its execution and/or the transfer of the Shares Being Sold to the Purchaser.

3.4	Corporate approvals

Immediately prior to the signing of the Agreement, the Seller has received all the required corporate approvals for the purpose of confirming its entering into this Agreement and execution thereof.

4.	Declarations and Presentations of the Purchaser

The Purchaser hereby declares, presents and undertakes to the Purchaser, as follows:

4.1	Absence of anything preventing execution of the transaction

There is no bar or impediment, pursuant to any law or agreement (subject to receiving regulatory confirmations as stated in Clause 2.3.5 above, as far as the aforesaid confirmations are required), to the Purchaser entering into this Agreement and/or execution thereof.

4.2	Corporate approvals

Immediately prior to the signing of the Agreement, the Purchaser has received all the required corporate approvals for the purpose of confirming its entering into this Agreement and execution thereof.

5.	Undertaking by the Parties

5.1	Confirmations

5.1.1	The parties will act in conjunction in calling a meeting of the audit committee, a meeting of the Board of Directors and the general meeting of the Company, as soon as possible, with the agenda including a proposal to approve the assignment of all the obligations and rights of the Seller, in connection with the providing of management services to the Company and the receipt of the Consideration in respect of the providing of the said services, to the Purchaser. The parties undertake to vote at the general meeting in favor of the said proposal.

5.1.2	In addition, the parties will act in conjunction to obtain all of the required regulatory confirmations for the purpose of executing the transaction, which is the subject of this Agreement, as far as such approvals are required, and the furnishing of all notices that the Company and/or the parties are obliged to furnish to any regulatory authority in connection with the entering into this Agreement and/or execution thereof.

5.2	The period up to the Date of Completion

The parties shall make their best efforts to cause a situation that the suspensive conditions for the Completion of the Transaction are fulfilled and execute the Agreement, in mutual cooperation. The parties will not commit or omit any action, and will not cause any action or omission, that will detract from their obligations pursuant to this Agreement, or that will frustrate or will be likely to frustrate its execution. In addition, the parties undertake to act in conjunction to the best of their ability, to remove any impediment that may arise in connection with the execution of the Agreement and the Completion of the Transaction.

6.	Suspensive Conditions for the Execution of the Transaction and Cancellation of the Agreement

6.1	Suspensive Conditions for the Completion of the Transaction

The Completion of the Transaction is contingent upon fulfillment of all the suspensive conditions set forth below:

6.1.1	Regulatory confirmations

The receipt of all of the regulatory confirmations required pursuant to any law for the contractual engagement of the parties in the Agreement, if such are required (providing the aforesaid confirmations do not include any qualifications or stipulations on the part of the providers of the abovementioned confirmations), and on the furnishing of all the required notices to any regulatory bodies.

6.1.2	Approval of the general meeting

The receipt of the approval of the general meeting of the Company as stated in Clause 5.1.1 above.

6.1.3	Correctness of the presentations and undertakings of the Seller

All of the presentations and undertakings of the Seller as stated in Clause 3 above will be correct, complete and accurate on the date of signing the Agreement and on the Date of Completion of the Transaction.

6.2	Cancellation of the Agreement

6.2.1	If, through July 13, 2008, all the suspensive conditions for Completion of the Transaction are not fulfilled, then each of the parties will be entitled to inform the other in writing that it is canceling the Agreement, without this being considered to be a breach of the Agreement and without either of the parties being obliged to pay any compensation vis-à-vis the other party.

6.2.2	Notwithstanding the aforesaid in Clause 6.2.1 above, a party that causes the non-compliance of any of the suspensive conditions will not be entitled to rely on its non-compliance for the purpose of canceling the Agreement. In addition, nothing in the cancellation of the Agreement as a result of the non-compliance with the suspensive conditions, as aforesaid, can detract from the rights of the parties arising from a breach of the Agreement by either of them at a date prior to its cancellation.

7.	Indemnification

7.1	Indemnification by the Seller

The Seller will indemnify the Purchaser in respect of any damage, loss or expense (hereinafter: “Damage”), that it may incur or that may arise in respect of or as a result of any of the following reasons:

7.1.1	Any breach and/or inaccuracy in one of the presentations and/or declarations of the Seller, which is included in this Agreement.

7.1.2	Any breach of an undertaking of the Seller which is included in the Agreement.

7.2	Indemnification by the Purchaser

The Purchaser will indemnify the Seller in respect of any damage that may be incurred or that may arise due to or as a result of any of the following reasons:

7.2.1	Any breach and/or inaccuracy in one of the presentations and/or declarations of the Purchaser, which is included in this Agreement.

7.1.2	Any breach of an undertaking of the Purchaser which is included in the Agreement.

8.	Miscellaneous

8.1	Unless expressly specified otherwise in this Agreement, this Agreement reflects the complete and exhaustive agreement between the parties with regard to the matters and issues discussed therein, and it replaces and cancels any presentation, agreement, negotiation, practice, memorandum, proposals, summary of discussions, letters of intents and/or undertakings, and any other document, which have existed or were exchanged (whether in writing or verbally) on the said matters or issues, between the parties, prior to the signing of this Agreement.

8.2	After the Date of Completion of the Transaction, each of the parties will be entitled to demand from the other party to cancel the joint control agreement made between the parties and reported to the public, and in the event of the submitting such a demand, the aforesaid Agreement will be cancelled forthwith and notification in respect thereof will be furnished to the Company immediately.

8.3	The Purchaser will take steps to enable the Company to continue to advance listing for trading of the shares that will remain in the hands of the Seller, in accordance with Registration Rights Agreement of June 3, 2007, between the Company, the Seller and the Purchaser. For the removal of doubt, nothing stated in this obligation shall impose on the Purchaser any financial expense or compel it to bear any undertaking and/or restriction in connection with the execution of the registration, as aforesaid.

8.4	Any amendment, alteration or addendum to this Agreement will take effect only if they are made in writing and are signed by all the parties to this Agreement.

8.5	If a party has not enforced any of its rights according thereto, this will not be considered as a waiver of such right or as a waiver of any other rights unless this was done explicitly and in writing. A waiver made explicitly and in writing on a certain matter will not be interpreted as applying to another matter, unless explicitly stated therein.

8.6	The parties to this Agreement will cooperate fully and in good faith, and they will carry out every action in their capacities, including signing documents, furnishing information, obtaining confirmations or convening of general meetings and meetings of the Board of Directors, as is necessary for purposes of implementing this Agreement and achieving its objects.

8.7	Every notice pursuant to the Agreement will be in writing and will be personally delivered to the addressee, or will be sent to it by registered post according to the addresses set forth in the preamble to the Agreement, which will then be considered as having reached at its destination within 72 hours from the date of its dispatch or will be transmitted by means of facsimile on confirmation of receipt, which will then be considered as having reached its destination on the business day on which it was transmitted.

8.8	In the event of a conflict or dispute in relation to this Agreement, the Magistrates Court or the Tel Aviv District Court (as applicable) will have sole jurisdiction to discuss any conflict or dispute, as aforesaid.

In Witness Whereof the Parties have Hereunto Signed

Koonras Technologies Ltd	D.B.S.I. Investments Ltd.